UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
Commission file number 0-28608
PETSEC ENERGY LTD
(Translation of registrant’s name into English)
LEVEL 13, 1 ALFRED STREET, SYDNEY, NSW 2000, AUSTRALIA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐      No ☑

     Certain statements in this report regarding future expectations and plans of the Company may be regarded as “forward-looking statements” within the meaning of Section 27A of the USA Securities Act of 1933 and Section 21E of the USA Securities Exchange Act of 1934. Although the Company believes that its expectations and plans are based upon reasonable assumptions, it can give no assurance that its goals will be met. Actual results may vary significantly from those anticipated due to many factors, including oil and gas prices, operating hazards, drilling risks, environmental risks and uncertainties in interpreting engineering and other data relating to oil and gas reservoirs, as well as other risks discussed in the Company’s SEC filings.
The following release was filed with the Australian Stock Exchange on the date indicated.
PETSEC ENERGY LTD
ACN 000 602 700
     1 March 2006
PETSEC ENERGY RAISES $30M TO ACCELERATE
EXPANDING 2006 GULF OF MEXICO PROGRAMME
Petsec Energy Ltd (ASX, PSA; ADR’s, PSJEY.PK)
Funds from a successful $30 million share placement announced today by Petsec Energy will be used to accelerate exploration and development of the Company’s expanding Gulf of Mexico, USA, operations.
The issue — underwritten by Ord Minnett and substantially oversubscribed — involved the placement of 15 million shares at $2.00 per share to Australian and International investors. It comprises less than 15% of Petsec’s issued capital.
Petsec’s Executive Chairman, Mr Terry Fern, said “the funds raised would be used to bring forward development of the Company’s new Gulf of Mexico gas fields and for ongoing exploration.”
“The funds will be applied primarily toward the drilling and development of Petsec’s Vermilion 257 lease, where 3-D mapped targets of 40 Bcfe of gas have been identified,” Mr Fern said.
“It is intended that gas discoveries from this drilling would be produced from our existing Vermilion 258 production platform, which has considerable spare production capacity.”
Mr Fern said “the interruption by hurricanes to Petsec’s production over a four-month period last year had diminished the expected working capital for the Company’s 2006 programme.”
“This would otherwise have caused some delay in our 2006 exploration and development programme which will expose the Company to greater than 50 Bcfe of gas,” he said.

“While Petsec will continue to fund most of its exploration and development activity from cash flow, this successful share placement will enable us to bring forward to May the drilling of our prospects at Vermilion 257 ahead of the hurricane season.”
“The exploration and development programme for the rest of the first half of the year now includes the Main Pass 18 G-6 well which is currently drilling ahead and should reach target early next week, one well in China, expected to start in April to test a 20 million barrel of oil prospect, and two to three wells on our Vermilion 257 lease.”
Petsec Energy Ltd is an independent oil and gas exploration and production company listed on the Australian Stock Exchange. Its focus of operations is on gas in the shallow waters of the Gulf of Mexico and onshore Louisiana Gulf Coast region of the USA, and on oil in the shallow waters of the Beibu Gulf off the south coast of China.

For further information, please contact:

Mr. Craig Jones	Mr. Ross A. Keogh
Petsec Energy Ltd	Petsec Energy Inc.
Level 13	3861 Ambassador Caffery Parkway
1 Alfred Street	Suite 500
Sydney NSW 2000	Lafayette, LA 70503
Tel: 612 9247 4605	Tel: 1 (337) 989 1942
Fax: 612 9251 2410	Fax: 1 (337) 989 7271

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petsec Energy Ltd
Date: March 6, 2006	By:	Mr. Craig H. Jones

Craig H. Jones General Manager - Corporate